Filed by FNB United Corp.

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Registration Statement No.: 333-176357

Subject Company: FNB United Corp.

Commission File No.: 000 -13823

FNB United - Form Community Leader Letter

Below is a template for a letter sent by FNB United to community leaders in the FNB United community related to the proposed acquisition of Bank of Granite Corporation by FNB United Corp.

August 26, 2011

<<Name>>

<<Street Address 1>>

<<Street Address 2>>

<<City, State Zip>>

<<Dear Name>>:

CommunityONE Bank is proud to be a good corporate citizen in the communities we serve. It is with this in mind that I am writing to you concerning exciting news about our company, which you may have read or heard about by this time.

FNB United Corp., parent company of CommunityONE Bank, has reached an agreement to merge with Bank of Granite Corporation, parent company of Bank of Granite, while at the same time obtaining commitments to recapitalize FNB with $310 million in new capital. Like most community banks, we have faced significant financial challenges in recent years. We have explored a number of strategic options for addressing these issues and have concluded that a merger and recapitalization plan with Bank of Granite is the best course of action for all of our stakeholders.

It is important to note that the merger and the accompanying $310 million private capital raise is contingent on receipt of shareholder and regulatory approvals and numerous other conditions of closing. Two of the nation’s leading private equity firms, The Carlyle Group and Oak Hill Capital Partners, have each agreed to provide $79 million, while the remaining capital has been raised through a private placement.

Upon completion of the merger of the holding companies and the subsequent merger of the subsidiary banks, which is still several months away, the bank will operate as CommunityONE, with approximately $2.8 billion in assets, $2.4 billion in deposits and 63 full-service banking offices located across North Carolina. A new management team will be put in place, led by native North Carolinians, Brian Simpson as CEO and Bob Reid as President, both of whom have extensive banking experience in leadership positions.

As a community leader, I hope you will see the proposed merger as positive. It will return our bank to a position of strength and enable us to support our communities with the same energy and enthusiasm that have propelled us for more than 100 years. With additional capital and a seasoned management team, we believe our company will be well positioned for the future.

We look forward to sharing additional information as the merger and recapitalization process continues over the next few months. In the meantime, please contact the bank with any feedback or questions you have.

Cordially,

R. Larry Campbell

Interim President and Chief Executive Officer

Additional Information and Where to Find It

In connection with the proposed transaction between FNB United and Granite, FNB United filed with the SEC a registration statement on Form S-4 (File No. 333-176357). The registration statement includes a preliminary proxy statement/prospectus of FNB United that also constitutes a preliminary proxy statement of Bank of Granite. FNB United and Granite also plan to file with the SEC other relevant documents in connection with the proposed merger. The registration statement has not been declared effective by the SEC and the definitive proxy statement/prospectus is not currently available. Both FNB United and Granite will deliver the definitive proxy statement/prospectus to their respective shareholders and stockholders when it is available. The registration statement and the preliminary proxy statement/prospectus contain important information about FNB United, Granite, the proposed merger and recapitalization and related matters. Investors and security holders are urged to read carefully the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they contain or will contain important information. Investors and security holders may obtain free copies of the registration statement and the preliminary proxy statement/prospectus and all other documents filed with the SEC by FNB United and Granite through the web site maintained by the SEC at http://www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by FNB United on FNB United’s website at http://www.MyYesBank.com or by contacting FNB United Investor Relations at InvestorRelations@MyYesBank.com. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Granite on Granite’s website at http://www.bankofgranite.com or by contacting Granite Investor Relations at InvestorRelations@bankofgranite.com. The information on FNB United’s and Granite’s internet sites is not a part of the joint proxy statement/prospectus.

Participants in the Solicitation of Proxies

FNB United and Granite and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding FNB United’s directors and executive officers is available in the Registration Statement on Form S-4 filed with the SEC by FNB United on August 17, 2011, and information regarding Granite’s directors and executive officers is available in its proxy statement filed by Granite with the SEC on April 15, 2011. Other information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of FNB United’s shareholders and Granite’s stockholders in connection with the proposed merger is set forth in the preliminary proxy statement/prospectus described above. You can obtain copies of these documents free of charge using the contact information above.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.